

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

May 11, 2010

**Via U.S. Mail**

Brian Cahill
President and Chief Executive Officer
Southwest Iowa Renewable Energy, LLC
10868 189th Street
Council Bluffs, Iowa 51503

> **RE: Southwest Iowa Renewable Energy, LLC**
> **Form S-1 filed April 14, 2010**
> **File No. 333-166073**

Dear Mr. Cahill:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Under an appropriate heading in your prospectus, please provide the disclosure required by Item 506 of Regulation S-K regarding the immediate dilution faced by new investors in this offering.

2. Please provide us your analysis as to whether your officers and directors who are assisting in the sale of the Notes are eligible for the safe harbor from broker-dealer registration pursuant to Rule 3a4-1 under the Exchange Act.

3.  Under an appropriate heading in your prospectus, please name your independent auditor as an expert. In addition, please file a consent from your independent auditor for the use of its name. See Section 7 of the Securities Act and Rule 436 of Regulation C.

Registration Statement Cover Page

4.  It appears that you will be offering the subject securities for greater than 30 days. Therefore, please check the Rule 415-related box on the facing page or advise accordingly.

Prospectus Cover Page

5.  Please revise your prospectus cover page to address the following:

    •   State the amount of the minimum and additional incremental investments that investors can make in the Notes. We note your disclosure on page three and elsewhere that you will sell the Notes in a minimum amount of $15,000 and thereafter in integral amounts of $3,000.

    •   State the offering price as a percentage of the principal amount of the notes.

    •   Disclose the interest rate on the Notes.

    •   Please indicate the nature of your underwriting arrangement, which appears to be a best efforts offering based on your disclosure on page four. See Item 501(b)(8) of Regulation S-K.

    •   Please disclose the conversion ratio of the Notes to Series A Units.

6.  We note your disclosure that you may "register additional Notes for sale under this offering, but will not issue more than $35,800,000 in Notes in any event." Please advise as how you intend to increase the offering amount in compliance with the registration requirements of the Securities Act.

7.  We note that you may pay interest in–kind. Please tell us what consideration you have given to registering the increased principal amount of notes issued in-kind as interest, as it appears that any additional principal amount would exceed the size of the offering you are registering, the in–kind payment of interest is being offered currently, and investors will not have a separate opportunity to make an investment decision regarding these notes. In addition, please tell us what consideration you have given to registering the Series A Units underlying the PIK interest. We may have additional comments upon review of your response.

Industry and Market Data, page ii

8. Please remove the disclaimer in the second sentence under this heading. In this regard, we note that investors are entitled to rely upon, and you may not disclaim your responsibility for, the information included in the prospectus.

Forwarding-Looking Statements, page 1

9. Please delete the following statement from the second non-bulleted paragraph under this heading: "Other risks and uncertainties are disclosed in our prior Securities and Exchange Commission ('SEC') filings." Information may only be incorporated by reference into your prospectus as permitted by Rule 411(a) of Regulation C.

Summary, page 2

10. Please revise in plain English your discussion in this section, and throughout your prospectus, regarding the financing arrangements in which you entered into with Commerce Bank, N.A., ICM, and Bunge N.A. Holdings Inc., the amounts outstanding under these arrangements, and the debt amounts you intend to repay with the net proceeds from this offering. See Rule 421 of Regulation C. As currently drafted, your disclosure may be confusing to investors.

Risk Factors, page 6

11. We note your statements in the introductory paragraph that the risks described are not the only ones you face and that additional risks and uncertainties of which you are currently unaware may exist. Please clarify that the ensuing discussion covers all material risks or disclose all known material risks and remove language suggesting that there may be other significant risks.

Use of Proceeds, page 23

12. Your disclosure under this heading that you intend to sell "the maximum anticipated amount of $10,000,000 of Notes" appears to conflict with your disclosure in your registration fee table and on your prospectus cover page, which both indicate that you are registering $14,251,000 of Notes. Please revise your disclosure or advise us accordingly.

13. We note that you intend to use the proceeds of this offering to repay a portion of your indebtedness. As such, please provide the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Transferability, page 25

14. Please elaborate on the non-transferability of the notes. For example, clarify
whether this is a term of the note itself, the indenture or subscription agreement
and whether the notes will be legended. Clarify, if true, that there will be no
QMS for the notes. Also clarify whether there are any exceptions to non-
transferability, as there appear to be in some circumstances for the Units.

15. We note that you refer investors to your website for more detail about your QMS.
While we will not object if you advise investors that your website includes a copy
of the QMS, you should clarify that you have described the material terms of the
QMS here. In addition, as it appears that the QMS Manual and Unit Transfer
Policy, which you refer to on page 28, define some of the rights of the Unit
holders, please file these items as exhibits to the registration statement.

Description of Business, page 37

16. Under an appropriate heading in this section, please provide the disclosure
required by Item 101(h)(4)(iv) regarding competitive business conditions, your
competitive position, and the methods of competition in your industry.

Management's Discussion and Analysis of Financial Condition, page 45

17. Please revise MD&A to provide year to year comparisons of your financial
condition and results of operations. We note that your current analysis only
compares the third and fourth quarters of 2009 and the fourth quarter of 2009 and
first quarter of 2010. Please also discuss your interim information on the basis of
the most recent fiscal year end to date and the corresponding year to date period
of the preceding year, all as required by Item 303(a) and (b) of Regulation S-K.

Liquidity and Capital Resources, page 47

18. Please describe the material covenants in each of your credit agreements and
indicate whether you were in compliance with all of these covenants as of the
most recent fiscal quarter.

19. Clearly state the amounts that were drawn on each of your credit agreements, and
the amounts that remained available under these agreements, as of the most recent
fiscal quarter.

Management, page 51

Executive Officers, page 53

20. Please update your disclosure to indicate that Ms. Kroymann is also your chief financial officer,  the capacity under which she signed the registration statement.

21. Please describe the business experience of Mr. Wych, who appears to be a key employee referenced on page 55, or advise us as to why such disclosure is not required.  Please refer to Items 401(c) and (e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Related Member Matters, page 56

22. Please update your disclosure in this section as of the most recent practicable date. Please also comply with this comment under the heading "Common Equity and Related Equity Holder Matters" on page 64.

Certain Relationships and Related Party Transactions, page 58

23. Please revise your disclosure under this heading to address the following:

- Clarify when each related party transaction occurred.

- Clarify which agreement is entitled "DG Agreement" and confirm supplementally that it has been filed as an exhibit to your registration statement.

- The last sentence of the third paragraph and the third sentence of the fourth paragraph on page 59 are confusing.  Please revise accordingly.

- Provide all of the information required  by Item 404(a)(5) regarding your debt arrangements with your related parties, including, for example, the greatest amount of principal outstanding in connection with each of these arrangements during the last three fiscal years.

Summary of Operating Agreement, page 60

24. Please delete the last sentence of the introductory paragraph under this heading or revise to remove any suggestion that investors may not rely entirely on the disclosure set forth in the prospectus.

Part II – Information Not Required in Prospectus, page II-1

Item 15.  Recent Sales of Unregistered Securities, page II-1

25. Please provide all of the information required by Item 701 of Regulation S-K.  In this regard, we note that you have not indicated the actual amount of securities that were sold in unregistered transactions and the dates those transactions took place.

Item 17.  Undertakings, page II-6

26. Please provide the undertakings required by Item 512(a) of Regulation S-K.

27. Please delete the first numbered undertaking regarding Rule 430A as inapplicable.

Signatures, page II-7

28. Please indicate who has signed your registration statement in the capacity of controller or principal accounting officer.  See Instruction 1 to Signatures of Form S-1.

Item 16.  Exhibits and Financial Statement Schedules, page II-2

(a) Exhibits, page II-2

29. It appears that you have not filed or properly incorporated by reference all of your material contracts.  For example, we note the following:

- Exhibit 10.79 is incorporated by reference to a Form 8-K filed on December 31, 2009, but it was not filed as an exhibit to the Form 8-K;

- The first, second, and third amendments to the Steam Service Contract are not filed or incorporated by reference as exhibits to the registration statement;

- Amended and Restated Credit Agreement referenced on page three of your prospectus, and filed as an exhibit to a Form 8-K filed April 5, 2010, is not filed as an exhibit to the registration statement.

Therefore, please revise your filing accordingly and confirm that you have filed or incorporated by reference all of your material contracts as required by Item 601(b)(10) of Regulation S-K.

30. We note that the confidential treatment order covering Exhibits 10.12 and 10.32 expired June 30, 2009.  As such, please file with your registration statement unredacted versions of these agreements.

31. Please file the Trustee Subordination Agreement and the Trustee Intercreditor Agreement, both referenced on page 31, as exhibits to your registration statement.

Form 10-K For the Fiscal Year Ended September 30, 2009

32. To the extent applicable, please revise your future filing to address each of the comments set forth above.

Item 9A(T).  Controls and Procedures, page 44

33. We note that your management's conclusion regarding the effectiveness of your disclosure controls and procedures appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act.  As stated, however, your description does not fully conform to the definition set forth in those rules.  In this regard, we note that your description does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.  Please confirm this to us and revise accordingly in future filings.  Alternatively, you may simply state in future filings that your certifying officers concluded that your disclosure controls and procedures were effective on the applicable dates.

34. In future filings, please state your management's conclusions regarding the effectiveness of your disclosure controls and procedures in terms of the end of the most recent fiscal period.

35. In future filings, please provide the disclosure required by Items 308(a)(1) and (2) of Regulation S-K.  You reference to Exhibits 31.1 and 31.2 does not satisfy this disclosure requirement.

Item 15.  Exhibits and Financial Statement Schedules, page 54

36. In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, without modifying the text of paragraphs 4 and 5(d).

Form 10-Q For the Quarterly Period ended December 31, 2009

37. To the extent applicable, please revise your future filing to address each of the comments set forth above.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, the undersigned at (202) 551-3765 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc:     David E. Gardels (via facsimile)
        Husch Blackwell Sanders LLP